Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (File Nos. 333-98435-99, 333-120312, and 333-119309) on Form S-8 of NewMarket Corporation of our report dated June 21, 2010, with respect to the statements of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, the related supplemental schedules of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2009, and Schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2009, which appear in the December 31, 2009 annual report on Form 11-K of the Savings Plan for the Employees of NewMarket Corporation and Affiliates.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia

June 21, 2010